Exhibit 99.1

Sphere 3D Will Begin Trading on New CUSIP Number Tuesday March 24, 2015

SAN JOSE, CA – March 23, 2015 – Sphere 3D Corporation (NASDAQ: ANY), a virtualization and data management solutions provider, today announced that its common stock will begin trading on a new CUSIP number on the NASDAQ Global Market tomorrow, March 24, 2015. In addition, the Company will change its name from Sphere 3D Corporation to Sphere 3D Corp. upon completion of a short-form amalgamation with a wholly owned subsidiary.

About Sphere 3D

Sphere 3D Corporation (NASDAQ: ANY) is a virtualization technology and data management solutions provider with a portfolio of workload-optimized solutions that address IT needs for delivering productivity through workspace and data infrastructure and management. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0® platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 hyper-converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtual workspace workloads and the Desktop Cloud Orchestrator™ management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For more information, visit www.sphere3d.com.

Media Contact:

Pattie Adams

Director, Global Corporate Communications

+1 408/283-4779

pattie.adams@sphere3d.com

Investor Contact:

MKR Group Inc.

Todd Kehrli or Jim Byers

+1 323/468-2300

any@mkr-group.com